Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended December 31,		Year Ended December 31,
	2015		2015		2014	2013		2012	2011
Income (loss) from continuing operations	$62,095		$89,187		$5,070	$(193)		$7,768	$(14,389)
Additions:
Fixed charges:
Interest expense	15,012		59,546		59,785	63,573		60,627	61,402
Capitalized interest	103		658		2,142	1,236		1,688	738
	15,115		60,204		61,927	64,809		62,315	62,140
Deductions:
Capitalized interest	(103)		(658)		(2,142)	(1,236)		(1,688)	(738)
Net loss (income) attributable to noncontrolling interests	38		553		38	—		—	(494)
Adjusted earnings	$77,145		$149,286		$64,893	$63,380		$68,395	$46,519
Fixed charges (from above)	$15,115		$60,204		$61,927	$64,809		$62,315	$62,140
Ratio of earnings to fixed charges	5.10	(1)	2.48	(1)	1.05	0.98	(2)	1.10	0.75	(3)

(1) The earnings to fixed charges ratio for the three and twelve months ended December 31, 2015 includes gains on sale of real estate of $59.4 million and $91.1 million, respectively, classified as continuing operations. Prior to our adoption of Accounting Standards Update 2014-08 effective January1, 2014, gains from the sale of real estate were classified as discontinued operations.
(2) Due to the loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $1,429 to achieve a ratio of 1:1.
(3) Due to the loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $15,621 to achieve a ratio of 1:1.